Exhibit 99.1

Manuel Ferreyros, CFO Claudia Bustamante, Investor Relations Manager Cementos Pacasmayo Tel: (511) 317 - 6000 ext. 2165 E - mail: cbustamante@cpsaa.com.pe

Fourth Quarter 2020 Earnings Release 2 Cementos Pacasmayo S.A.A. Announces Consolidated Results for Fourth Quarter 2020 Lima, Peru, February 15 , 2021 – Cementos Pacasmayo S . A . A . and subsidiaries (NYSE : CPAC ; BVL : CPACASC 1 ) (“the Company” or “Pacasmayo”) a leading cement c ompany serving the Peruvian construction industry, announced today its consolidated resul ts for the fourth quarter (“ 4 Q 20 ”) and the whole year (“ 20 20 ” ) ended December 31 , 2020 . These results have been prepared in accordance with International Financial Reporting Standards (“ IFRS”) and are stated in nominal Peruvian Soles (S/) . 4Q20 Financial and Operational Highlights: (All comparisons are to 4Q19, unless otherwise stated)  Sales volume of cement, concrete and precast increased an outstanding 37 . 2% , reaching historical record levels once again, mainly due to the continued increase in sales of bagged cement, to the self - construction segment and to the public sector for reconstruction related projects .  Revenues increased 27 . 1 % primarily due to the increase in sales volume of cement, partially offset by lower sales of concrete and lower average price of cement, mainly due to sales mix, as we sold more of our lower - priced products .  Consolidated EBITDA of S/ 128 . 1 million, a 27 % increase compared to the same period in 2019 , and a 6 . 2 % increase quarter - on - quarter, beating the historical record reached during the previous quarter . This increase was mainly due to increased sales volume, as well as sustained savings in expenses .  Consolidated EBITDA margin of 27.0% in line with 4Q19.  Net income of S/ 47 . 5 million, a 61 . 0 % increase mainly due to increased sales and higher operating income .  The Sustainability Yearbook 2021 – We are honored to have been included in the Yearbook by S&P, which showcases companies that score in the top 15 % of their industry globally and have a gap of less than 30 % from the leader's Global ESG score . In addition, we were also awarded Industry Mover status, as we recorded the strongest year on year score improvement in our industry . 2020 Financial and Operational Highlights: (All comparisons are to 2019, unless otherwise stated)  Sales volume of cement, concrete and precast decreased only 1 . 2 % mainly due to the halt in production and commercialization during 2 Q 20 . However, national market share for the last twelve months increased 3 . 4 percentage points compared to 2019 , reaching 25 . 6% , one of the highest levels in our history .  Revenues decreased 6.9%, primarily due to the halt in commercialization mentioned above.  Consolidated EBITDA of S/ 315 . 3 million ; a 21 . 2 % decrease, primarily due to the decreased revenues mentioned above, as well as fixed costs derived from the stop in production during 2 Q 20 .

Fourth Quarter 2020 Earnings Release 3  Consolidated EBITDA margin of 24.3%, 4.4 percentage points lower, mainly due to the decrease in sales volume of cement during 2Q20.  Net income of S/ 57.9 million, a 56.1% decrease mainly due to decreased operating profit during 2Q20, despite the recovery during the second half of the year. Financial and Operating Results Financial and Operating Results 4Q20 4Q19 % Var. 2020 2019 % Var. Cement, concrete and precast shipments (MT) 967 . 0 705 . 0 37.2% 2 , 581 . 4 2 , 613 . 7 - 1.2% In millions of S/ Sales of goods 475 . 3 374 . 0 27.1% 1 , 296 . 3 1 , 392 . 7 - 6.9% Gross profit 150 . 0 125 . 1 19.9% 375 . 3 486 . 9 - 22.9% Operating profit 92 . 3 67 . 5 36.7% 176 . 1 270 . 5 - 34.9% Net income 47 . 5 29 . 5 61.0% 57 . 9 132 . 0 - 56.1% Consolidated EBITDA 128 . 1 100 . 9 27.0% 315 . 3 400 . 4 - 21.2% Gross Margin 31 . 6% 33 . 4% - 1.8 pp. 29 . 0% 35 . 0% - 6.0 pp. Operating Margin 19 . 4% 18 . 0% 1.4 pp. 13 . 6% 19 . 4% - 5.8 pp. Net income Margin 10 . 0% 7 . 9% 2.1 pp. 4 . 5% 9 . 5% - 5.0 pp. Consolidated EBITDA Margin 27 . 0% 27 . 0% 0.0 pp. 24 . 3% 28 . 7% - 4.4 pp.

Fourth Quarter 2020 Earnings Release 4 Management Comments During the last quarter of 2020 , cement dispatches continued their record - breaking performance, with a 37 . 2 % increase compared to the same period in 2019 , and a 18 % increase quarter - on - quarter, which is definitely remarkable considering that the third quarter was already very strong . Although the recovery during the second half of 2020 has come mostly from sales of bagged cement, we continue to focus on our long term strategy of providing building solutions . Precast may still represent a smaller percentage of our sales, but it is worth mentioning that it has also performed extraordinarily well this year . Light precast materials such as bricks, pavement and vault joist have reached historical levels, driving us to consider capacity expansion much faster than what we expected due to the plant’s current capacity utilization . Also, in terms of concrete sales, in the past couple of months we have started seeing a significant recovery . Daily average volume of concrete sold has already recovered to pre - pandemic levels . More importantly, these levels were achieved without large private or public infrastructure projects which we sold to in 2019 , and are related mainly to sales to small and medium sized construction companies . We believe this strategy is greatly beneficial, since we have an ample customer base, and less concentration of demand, allowing for greater diversification . We will continue to satisfy the increasing sales of bagged cement, whilst expanding and improving our building solutions, in line with our medium and long term strategy . We would also like to mention that we were recognized by the Good Employers Association (ABE for its Spanish acronym) in the Leadership category in business reinvention, which highlights the immediate response capacity to ensure business continuity, through the reinvention of processes, skills and digital solutions in order to protect the operation and safety of its staff and customers during the pandemic . Pacasmayo was the outstanding company in this category and obtained this distinction for Mundo experto, that competed with 163 initiatives within the category of the ABE 2020 recognition, called "Leading the change in Adversity", an extraordinary edition due to the pandemic . As we mentioned in previous quarters , Mundo experto is an ecosystem made up of digital solutions that serves to join supply and demand and offers a superior purchasing experience leveraged on intensive use of technology to generate more value for our users . The digital solutions are targeted and customized for the different users, such as foremen, hardware stores, and the self - builder . We believe this is one of the most relevant things we have done during this year, we are proud of this recognition and it gives us confidence to continue innovating . Our peo ple’s health, safety and wellbeing is our top priority and we will continue to operate in the most responsible manner to preserve it . Peru, as many other countries around the world is experiencing a strong second wave and different variants of the COVID - 19 virus, so it is more important than ever to continue implementing the highest measures to protect our workers and their families . We continue to operate with as few workers as possible in our plants, and those that have to go, follow strict guidelines for social distancing, hygiene, and regular checkups by our health and safety team . All of our administrative staff continues to work from home and we plan to continue working this way until we are certain that the benefits of returning to the office outweigh the risks . Finally, I would like to mention that, once again, our focus on sustainability and constant efforts for improvement have been recognized . We have recently been chosen to be part of The Sustainability Yearbook 2021 . To appear in the Yearbook, companies must score within the top 15 % of their industry globally and have a gap of less than 30 % from the leader's Global ESG score . Moreover, we have been awarded with the Industry Mover distinction, since we showed the strongest year on year score improvement in our industry . This is the first year that Peruvian companies have been included as part of the Yearbook, and we are one of only two Peruvian companies included, and the only one to be awarded a special recognition . With around 7 , 000 companies evaluated around the world, an inclusion in the yearbook is a true statement of excellence in corporate sustainability . Moreover, we have been awarded with the Industry Mover distinction, since we showed the strongest year on year score improvement in our industry .

Fourth Quarter 2020 Earnings Release 5 To sum up, around the world, 2020 has been one of the most challenging years in recent history. The uncertainty around the end of the COVID - 19 pandemic continues, but what is certain is that the world has been forever changed. The capacity to adapt quickly and efficiently in an increasingly digital world is key to success and will prevail long after this pandemic is behind us. We believe that the steps we have taken in that direction have both helped us weather the storm and given us a promising future. We are confident that we are better equipped to face another year that may prove challenging and continue to generate value to our stakeholders.

Fourth Quarter 2020
Earnings Release

Pacasmayo

Economic Overview 4Q20:

During 4Q20 in Peru there were surprising changes in the country's government, which increased political instability. On November 10, Congress voted in favor of the impeachment of President Martín Vizcarra due to permanent moral incapacity, forcing him to leave the government. As there were no vice presidents on duty, Manuel Merino, President of Congress, assumed the Presidency of the Republic, but was forced to resign 5 days later due to a series of protests around the country. On November 16, 2020, Francisco Sagasti was elected President of Congress and, by constitutional succession, assumed the Presidency of the Republic. His government has called itself a transitional and emergency government, with the aim of managing the economic, political and health system crisis caused by the pandemic, as well as leading the country to transparent elections in April 2021.

Despite the political changes, the economic recovery continued its course during 4Q20. Thanks to the economic relief measures taken by the Government and the fast adaptation of the private sector, an important part of the productive capacity was preserved.

Public investment in particular has played an important role in the economic recovery, and it is expected to continue to do so during 2021. Especially relevant for the North of Peru is investment in reconstruction, which will mostly take place during 2021 reaching levels of around S/ 4.5 billion.


Investment in Reconstruction with Changes
(S/ million)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2017
2018
2019
2020
2021
"Regular" works
Government to government

Source: Apoyo Consultoría

6

Fourth Quarter 2020 Earnings Release Peruvian Cement Market Cement Dispatches and Market Share Northern Region (thousands of metric tons) Plant 2016 2017 2018 2019 Nov - 20 LTM % part Grupo Pacasmayo 2 , 28 5 2 , 26 7 2 , 36 4 2 , 61 5 2 , 49 2 25 . 6 % Importaciones - 76 32 13 36 0 . 4 % Total 2,285 2,343 2,396 2,628 2,528 25 . 9 % Central Region (thousands of metric tons) Plant 2016 2017 2018 2019 Nov - 20 LTM % part UNACEM 5 , 11 0 4 , 99 3 5 , 05 8 5 , 31 6 4 , 14 3 42 . 5 % Caliza Inca 347 387 448 513 378 3 . 9 % Imports 490 496 885 663 530 5 . 4 % Total 5,947 5,876 6,391 6,492 5,051 51 . 8 % Southern Region (thousands of metric tons) Plant 2016 2017 2018 2019 Nov - 20 LTM % part Grupo Yura 2 , 64 5 2 , 61 8 2 , 59 7 2 , 58 4 1 , 99 3 20 . 5 % Imports 18 42 65 98 171 1 . 8 % Total 2,663 2,660 2,662 2,682 2,164 22 . 2 % Total, All Regions 10,895 10,879 11,449 11 , 80 2 9 , 74 3 100 . 0% 7 Peruvian Cement Industry Overview : Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru . Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region . The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 28 . 8 % of the country’s population and 17 . 6 % of national Gross Domestic Product (“GDP”) . Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1 . 9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation . In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industr y refers to as “self - construction” . *Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

Fourth Quarter 2020 Earnings Release Infrastructure Investment in the Area of Influence : Reconstruction of the North A boost in infrastructure is expected from the government’s reconstruction plan, now that the agreement between the Peruvian and UK government has been signed . This agreement includes an investment of S/ 7 billion in 2 years and includes 74 schools, 15 hospitals and integral solutions for 17 rivers, 5 brooks, and drainage of 7 Northern cities . This will have a significant impact on our cement shipments, as most of this budget is concentrated in our area of influence . We have already started shipping some cement for this purpose, and we expect volumes to accelerate during 2021 . Other projects Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and a necessity due to Peru’s significant infrastructure deficit . Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the next 5 years . During 4 Q 20 , we continued shipping to the Talara Refinery, and the Salaverry Port . These projects should be executed and finished in the next 12 to 18 months . Also during this quarter, the Tingo 1 Hydro plant was awarded to Energoret SAC and execution should begin soon . Source: Company filings, Proinversion, MINEM 8

Fourth Quarter 2020 Earnings Release Operating Results: Production: Cement Production Volume (thousands of metric tons ) Production 4 Q 2 0 4Q19 % Var. 2020 2019 % Var. 489 . 9 363.2 34 . 8% 1 , 307 . 1 1 , 367 . 5 - 4.4% 94 . 2 86.2 9 . 3% 263 . 2 301 . 1 - 12.6% 396 . 3 262.2 51 . 1% 1 , 019 . 8 954 . 4 6.9% 980 . 4 711.6 37 . 8% 2 , 590 . 1 2 , 623 . 0 - 1.3% Pacasmayo Plant Rioja Plant Piura plant Total Cement production volume at the Pacasmayo plant increased 34 . 8 % in 4 Q 20 compared to 4 Q 19 , mainly due increased cement demand . During 2020 , cement production volume at the Pacasmayo plant decreased 4 . 4% , mainly due to the government - mandated state of emergency to control the COVID - 19 pandemic, which resulted in a stop in production between March 16 and May 20 , 2020 . Cement production volume at the Rioja Plant increased 9 . 3 % in 4 Q 20 compared to 4 Q 19 , mainly due to the increased demand for bagged cement . In 2020 , cement production volume at the Rioja plant decreased 12 . 6% , compared to 2019 , mainly due to the above - mentioned halt in production during 2 Q 20 . Cement production volume at the Piura Plant in 4 Q 20 increased 51 . 1% , compared to 4 Q 19 , mainly due to the significant increase in demand from the self - construction segment as well as some demand from reconstruction - related projects . During 2020 , cement production volume increased 6 . 9% , despite the above - mentioned stop in production because of the sharp recovery during the second half of the year . Total cement production volume increased 37 . 8 % in 4 Q 20 compared to 4 Q 19 , in line with the increase in demand . During 2020 , total cement production volume decreased 1 . 3 % compared to 2019 . Clinker Production Volume (thousands of metric tons) Production 4Q2 0 4Q19 % Var. 2020 2019 % Var. 232 . 0 220.2 5 . 4% 711 . 9 864 . 3 - 17.6% 65 . 9 64.0 3 . 0% 198 . 4 230 . 9 - 14.1% 246 . 6 236.1 4 . 4% 566 . 3 757 . 5 - 25.2% 544 . 5 520.3 4 . 7% 1 , 476 . 6 1 , 852 . 7 - 20.3% Pacasmayo Plant Rioja Plant Piura Plant Total Clinker production volume at the Pacasmayo plant increased 5 . 4 % in 4 Q 20 compared to 4 Q 19 , in line with increased cement production . During 2020 , clinker production volume at the Pacasmayo plant decreased 17 . 6 % compared to 2019 , because of the halt in production during 2 Q 20 . Clinker production volume at the Rioja plant increased 3 . 0 % in 4 Q 20 compared to 4 Q 19 , in line with increased cement demand . In 2020 clinker production volume at the Rioja plant decreased 14 . 1 % compared to 2019 , mainly due to the above - mentioned halt in production . 9

Fourth Quarter 2020 Earnings Release Clinker production volume at the Piura plant increased 4 . 4 % in 4 Q 20 compared to 4 Q 19 , in line with increased cement production . In 2020 , clinker production volume at the Piura plant decreased 25 . 2 % when compared to 2019 , mainly due to the halt in production mentioned above, as well as the consumption of existing inventories . Total clinker production volumes increased 4 . 7 % in 4 Q 20 compared to 4 Q 19 . During 2020 , total clinker production volumes decreased 20 . 3 % compared to 2019 . Quicklime Production Volume (thousands of metric tons) Production 4 Q 2 0 4Q19 % Var. 2020 2019 % Var. 16 . 1 17.8 - 9.6% 54 . 4 73 . 6 - 26.1% Pacasmayo Plant Quicklime production volume decreased 9.6% in 4Q20 compared to 4Q19, and 26.1% in 2020 compared to 2019, mainly due to the halt in operations during 2Q20. Installed Capacity: Installed Cement and Clinker Capacity Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively. Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively. Utilization Rate 1 : Pacasmayo Plant Utilization Rate Utilization Rate 4 Q 2 0 4 Q 1 9 % Var. 2020 2019 % Var. 67 . 6% 50 . 1% 17.5 pp. 45 . 1% 47 . 2% - 2.1 pp. 61 . 9% 58 . 7% 3.2 pp. 47 . 5% 57 . 6% - 10.1 pp. 26 . 8% 29 . 5% - 2.7 pp. 22 . 7% 30 . 7% - 8.0 pp. Cement Clinker Q ui c k li m e Cement production utilization rate at the Pacasmayo plant increased 17 . 5 percentage points in 4 Q 20 when compared to 4 Q 19 , mainly due to the increase in cement demand mentioned above . In 2020 , cement production utilization rate at the Pacasmayo plant decreased 2 . 1 percentage points, compared to 2019 , mainly due to the halt in production during 2 Q 20 . Clinker production utilization rate in 4 Q 20 increased 3 . 2 percentage points compared to 4 Q 19 , mainly due to increased cement production to satisfy demand . During 2020 , clinker production utilization rate decreased 10 . 1 percentage points when compared to 2019 , mainly due to the halt in production and short maintenance during 2 Q 20 . 1 The utilization rates are calculated by dividing production in a given period over installed capacity . The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four . 10

Fourth Quarter 2020 Earnings Release Additionally, the quicklime production utilization rate during 4 Q 20 decreased 2 . 7 percentage points compared with 4 Q 19 . During 2020 , the quicklime production utilization rate decreased 8 . 0 percentage points when compared with 2019 , in line with decreased demand due to the halt in operations . Rioja Plant Utilization Rate Utilization Rate 4 Q 2 0 4 Q 1 9 % Var. 2020 2019 % Var. 85 . 6% 78 . 3% 7.3 pp. 59 . 8% 68 . 4% - 8.6 pp. 94 . 1% 91 . 4% 2.7 pp. 70 . 9% 82 . 5% - 11.6 pp. C e m e nt Clinker The cement production utilization rate at the Rioja plant was 85 . 6 % in 4 Q 20 ; 7 . 3 percentage points higher than 4 Q 19 , mainly due to increased production to satisfy demand . In 2020 , cement production utilization rate was 59 . 8% ; an 8 . 6 percentage point decrease as compared to 2019 , mainly due to decreased production during 2 Q 20 because of government mandated measures to fight against the spread of COVID - 19 . The clinker production utilization rate at the Rioja plant was 94 . 1 % in 4 Q 20 ; 2 . 7 percentage points higher than 4 Q 19 . In 2020 , clinker production utilization rate was 70 . 9% ; 11 . 6 percentage points below 2019 , in line with the decreased cement production mentioned above . Piura Plant Utilization Rate Utilization Rate 4 Q 2 0 4 Q 1 9 % Var. 2020 2019 % Var. 99 . 1% 65 . 6% 33.5 pp. 63 . 7% 59 . 7% 4.0 pp. 98 . 6% 94 . 4% 4.2 pp. 56 . 6% 75 . 8% - 19.2 pp. C e m e nt Clinker The cement production utilization rate at the Piura plant was 99 . 1 % in 4 Q 20 , a 33 . 5 percentage point increase when compared to 4 Q 19 , mainly due to the significant increase in cement demand experienced during this quarter . During 2020 , the cement production utilization rate was 63 . 7% , a 4 . 0 percentage points increase when compared to 2019 , despite the halt in production, because of the strong and sharp recovery in cement sales during the second half of the year . The clinker production utilization rate at the Piura plant was 98 . 6 % in 4 Q 20 , a 4 . 2 percentage points increase compared to 4 Q 19 . In 2020 , our utilization rate was 56 . 6% ; 19 . 2 percentage points lower than 2019 , mainly due to the stop in production during 2 Q 20 for the above mentioned reasons . Consolidated Utilization Rate Utilization Rate 4 Q 2 0 4 Q 1 9 % Var. 2020 2019 % Var. 79 . 4% 57 . 6% 21.8 pp. 52 . 4% 53 . 1% - 0.7 pp. 78 . 3% 74 . 9% 3.4 pp. 53 . 1% 66 . 6% - 13.5 pp. C e m e nt Clinker The consolidated cement production utilization rate was 79 . 4 % in 4 Q 20 , 21 . 8 percentage points higher than 4 Q 19 , in line with increased cement production to satisfy demand . During 2020 , the consolidated cement production utilization rate was 52 . 4% ; slightly ( 0 . 7 percentage point) lower than 2019 , mainly due to the halt in production during 2 Q 20 for the above mentioned reasons . 11

Fourth Quarter 2020 Earnings Release Income Statement 4Q20 4Q19 % Var. 2020 2019 % Var. 475 . 3 374 . 0 27 . 1% 1 , 296 . 3 1 , 392 . 7 - 6 . 9% 150 . 0 125 . 1 19 . 9% 375 . 3 486 . 9 - 22 . 9% - 57 . 7 - 57 . 6 0 . 2% - 199 . 2 - 216 . 4 - 7 . 9% 92 . 3 67 . 5 36 . 7% 176 . 1 270 . 5 - 34 . 9% - 22 . 3 - 18 . 8 18 . 6% - 90 . 2 - 76 . 2 18 . 4% 70 . 0 48 . 7 43 . 7% 85 . 9 194 . 3 - 55 . 8% - 22 . 5 - 19 . 2 17 . 2% - 28 . 0 - 62 . 3 - 55 . 1% 47 . 5 29 . 5 61 . 0% 57 . 9 132 . 0 - 56 . 1 % Sales of goods Gross Profit Total operating expenses, net Operating Profit Total other expenses, net Profit before income tax Income tax expense Profit for the period During 4 Q 20 , revenues increased 27 . 1 % year - on - year mainly due to increased sales volume bagged cement to the self - construction and some cement and concrete for reconstruction - related projects . Gross profit increased 19 . 9 % in 4 Q 20 compared to 4 Q 19 , mainly due to the increased sales mentioned above . Profit for the period increased 61 . 0 % in 4 Q 20 compared to 3 Q 19 , primarily due to increased revenues, as well as higher operating profit derived from savings in sales and administrative expenses . During 2020 , revenues decreased 6 . 9% , mainly due to the halt in commercialization from March 16 until mid - May, following the government’s orders of mandatory social isolation to fight aga inst the spread of COVID - 19 . Gross profit decreased 22 . 9% , mainly due to decreased revenues and increased costs derived from the stop in production . Profit for the period decreased 56 . 1% , mainly due lower operating profit, as well as a slight increase in financial expenses derived from increased interest expenses from short - term loans to cover working capital . The consolidated clinker production utilization rate was 78.3% in 4Q20, 3.4 percentage points higher than in 4Q19, mainly due to the increase in demand. During 2020, the consolidated clinker production utilization rate was 53.1%; 13.5 percentage points lower than 2019, mainly due to the halt in clinker production during 2Q20, as well as the Company’s decision to consume existing inventories before restarting production. Financial Results: Income Statement: The following table shows a summary of the Consolidated Financial Results: Consolidated Financial Results (in millions of Soles S/) 12

Fourth Quarter 2020 Earnings Release Sales of Goods The following table shows the Sales of Goods and their respective margins by business segment: Sales: cement, concrete and precast (in millions of Soles S/) Cement, concrete and precasts 4Q20 4Q19 % Var. 2020 2019 % Var. 433 . 3 345 . 3 25.5% 1 , 181 . 2 1 , 289 . 0 - 8 . 4% - 287 . 0 - 223 . 4 28.5% - 814 . 0 - 808 . 6 0 . 7% 146 . 3 121 . 9 20.0% 367 . 2 480 . 5 - 23 . 6% 33 . 8% 35 . 3% - 1.5 pp. 31 . 1% 37 . 3% - 6.2 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Sales of cement, concrete and precast increased 25 . 5% , mainly due to increased sales of cement and precast . Gross margin decreased 1 . 5 percentage points during 4 Q 20 compared to 4 Q 19 mainly due to the use of imported clinker because of the sudden and sharp increase in cement demand, as well as slightly lower average prices for cement and concrete, due to sales mix, as we sold more lower - priced products . During 2020 , net sales of cement, concrete and precast decreased 8 . 4% , mainly due to the decrease in sales during 2 Q 20 , partially offset by the strong recovery during the second half of the year . Gross margin decreased 6 . 2 percentage points during 2020 compared to 2019 , mainly due to increased costs and lower revenues during the lockdown period . We expect some margin improvement as more regular production helps dilute fixed costs during 2021 . Sales of cement represented 85 . 9 % of cement, concrete and precast sales during 4 Q 20 . Cement 4Q20 4Q19 % Var. 2020 2019 % Var. 372 . 3 282 . 9 31 . 6% 1 , 023 . 9 1,065.5 - 3 . 9% - 233 . 8 - 170 . 7 37 . 0% - 662 . 3 - 624.2 6 . 1% 138 . 5 112 . 2 23 . 4% 361 . 6 441.3 - 18 . 1% 37 . 2% 39 . 7% - 2.5 pp. 35 . 3% 41.4% - 6.1 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Sales of cement increased 31 . 6 % in 4 Q 20 compared to 4 Q 19 , mainly due to increased demand from the self - construction segment, as well as to the public sector for reconstruction related projects . Gross margin decreased, 2 . 5 percentage points, mainly due to increased costs from the use of imported clinker . During 2020 cement sales decreased 3 . 9 % compared to 2019 , and gross margin decreased 6 . 1 percentage points, mainly due to the halt in production during 2 Q 20 mentioned above . Sales of concrete represented 10 . 8 % of cement, concrete and precast sales during 4 Q 20 . Concrete 4Q20 4Q19 % Var. 2020 2019 % Var. 46 . 9 53 . 7 - 12 . 7% 122 . 1 197 . 7 - 38 . 2% - 42 . 5 - 45 . 8 - 7 . 2% - 121 . 0 - 162 . 3 - 25 . 4% 4 . 4 7 . 9 - 44 . 3% 1 . 1 35 . 4 - 96 . 9% 9 . 4% 14 . 7% - 5.3 pp. 0 . 9% 17 . 9% - 17.0 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Sales of concrete decreased 12.7% during 4Q20 compared to 4Q19, mainly due to a high comparative basis since last year we reached record sales levels, as well as a slower recovery in concrete sales after the complete stop 13

Fourth Quarter 2020 Earnings Release during 2 Q 20 . Nonetheless, sales increased 43 . 3 % quarter - on - quarter, showing a strong positive trend . During 2020 , sales of concrete decreased 38 . 2 % compared to 2019 , mainly due to the complete stop in sales from March 16 until mid - May . Gross margin decreased 5 . 3 percentage points in 4 Q 20 compared to 4 Q 19 and 17 . 0 percentage points in 2020 compared to 2019 , mainly due to the accumulation of fixed costs without revenues . Sales of precast represented 3 . 3 % of cement, concrete and precast sales during 4 Q 20 . Precast 4Q20 4Q19 % Var. 2020 2019 % Var. 14 . 1 8 . 7 62 . 1% 35 . 2 25 . 8 36 . 4% - 10 . 7 - 6 . 9 55 . 1% - 30 . 7 - 22 . 1 38 . 9% 3 . 4 1 . 8 88 . 9% 4 . 5 3 . 7 21 . 6% 24 . 1% 20 . 7% 3.4 pp. 12 . 8% 14 . 3% - 1.5 pp. Sales of goods Cost of Sales Gross Profit Gross Margin During 4Q20, precast sales increased 62.1% compared to 4Q19 and gross margin increased 3.4 percentage points, mainly due to increased sales for reconstruction - related projects. During 2020 , precast sales increased 36 . 4% , despite the halt in operations, because of significant sales during the rest of the year . However, gross margin did decrease, 1 . 5 percentage points, mainly because of sales mix, since we sold lower margin products during the first months of the year . Sales : Quicklime (in millions of Soles S/) Quicklime 4Q20 4Q19 % Var. 2020 2019 % Var. 10 . 2 10 . 4 - 1 . 9% 32 . 5 36 . 1 - 10 . 0% - 7 . 9 - 7 . 9 0 . 0% - 27 . 5 - 32 . 5 - 15 . 4% 2 . 3 2 . 5 - 8 . 0% 5 . 0 3 . 6 38 . 9% 22 . 5% 24 . 0% - 1.5 pp. 15 . 4% 10 . 0% 5.4 pp. Sales of goods Cost of Sales Gross Profit Gross Margin During 4 Q 20 , quicklime sales remained in line with 4 Q 19 and gross margin decreased 1 . 5 percentage points compared to 4 Q 19 . During 2020 , quicklime sales decreased 10 % compared to 2019 , mainly due to decreased sales volume as a result of the stop in operations of most sectors during the government - mandated lockdown during 2 Q 20 . Gross margin increased 5 . 4 percentage points in 2020 , compared to 2019 , mainly due to a temporary increase in sales of higher - priced products as well as the decision to sell ex - works during the lockdown period . 14

Fourth Quarter 2020 Earnings Release Sales: Construction Supplies 2 (in millions of Soles S/) Construction Supplies 4Q20 4Q19 % Var. 2020 2019 % Var. 32 . 0 18 . 1 76.8% 82 . 2 67 . 2 22 . 3% - 30 . 8 - 17 . 4 77.0% - 78 . 9 - 64 . 4 22 . 5% 1 . 2 0 . 7 71.4% 3 . 3 2 . 8 17 . 9% 3 . 8% 3 . 9% - 0.1 pp. 4 . 0% 4 . 2% - 0.2 pp. Sales of goods Cost of Sales Gross Profit Gross Margin During 4 Q 20 , construction supply sales increased 76 . 8 % compared to 4 Q 19 , mainly due to increased sales to self - construction as families worked on home improvement projects . Gross margin decreased slightly in 4 Q 20 compared to 4 Q 19 . During 2020 , construction supplies sales increased 22 . 3 % compared to 2019 , mainly due to the sharp recovery in cement sales and home improvement projects during the second half of the year . Operating Expenses : Administrative Expenses (in millions of Soles S/) Administrative expenses 4Q20 4 Q 1 9 % Var. 2020 2019 % Var. 25 . 0 17 . 9 39.7% 76 . 3 84 . 4 - 9 . 6% 17 . 8 16 . 3 9.2% 48 . 7 53 . 0 - 8 . 1% 1 . 1 1 . 5 - 26.7% 6 . 0 6 . 7 - 10 . 4% 4 . 2 4 . 1 2.4% 16 . 6 14 . 6 13 . 7% 5 . 5 6 . 4 - 14.1% 15 . 8 15 . 8 0 . 0% 53 . 6 46 . 2 16.0% 163 . 4 174 . 5 - 6 . 4 % Personnel expenses Third - party services Board of directors Depreciation and amortization Other Total Administrative expenses increased 16 % in 4 Q 20 compared to 4 Q 19 , mainly due to increased personnel expenses from long - term bonuses and third - party services as a result of increased licenses and other digital tools . In 2020 , administrative expenses decreased 6 . 4 % compared to 2019 , mainly due to a decrease in variable components, mainly bonuses and decreased profit sharing, because of the company’s results of operations . Selling Expenses (in millions of Soles S/) Selling and distribution expenses 4 Q 2 0 4 Q 1 9 % Var. 2020 2019 % Var. 7 . 4 7 . 2 2.8% 26 . 3 26 . 8 - 1.9% - 0 . 4 1 . 7 N/R 3 . 3 7 . 0 - 52.9% 1 . 7 3 . 3 - 48.5% 10 . 6 10 . 7 - 0.9% 8 . 7 12 . 2 - 28.7% 40 . 2 44 . 5 - 9.7% Personnel expenses Advertising and promotion Other Total Selling expenses decreased 28.7% in 4Q20 compared to 4Q19, and 9.7% in 2020 compared to 2019, mainly due to a decrease in variable salaries and advertising and promotion. 2 Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others. 15

Fourth Quarter 2020 Earnings Release 16 EBITDA Reconciliation: Consolidated EBITDA (in millions of Soles S/) Net Income + Income tax expense - Finance income + Finance costs +/ - Gain on the valuation of trading derivative financial instrument +/ - Net loss from exchange rate + Depreciation and amortization Consolidated EBITDA Consolidated EBITDA 4Q20 4Q19 Var %. 2020 2019 Var %. 47 . 5 29.5 61 . 0% 57 . 9 132 . 0 - 56 . 1% 22 . 5 19.2 17 . 2% 28 . 0 62 . 3 - 55 . 1% - 0 . 5 - 1.1 - 54 . 5% - 3 . 0 - 2 . 6 15 . 4% 21 . 7 19.2 13 . 0% 88 . 7 78 . 0 13 . 7% - 0 . 3 2.0 N / R - 5 . 3 1 . 5 N / R 1 . 5 - 1.3 N / R 9 . 8 - 0 . 7 N / R 35 . 7 33.4 6 . 9% 139 . 2 129 . 8 7 . 2% 128. 1 100.9 27.0% 315. 3 400. 3 - 21.2 % Consolidated EBITDA increased 27.0% in 4Q20 compared to 4Q19, mainly due to increased revenues. During 2020, consolidated EBITDA decreased 21.2% compared to 2019, mainly due to lower sales and operating profit because of the government - mandated state of emergency declared on March 16, 2020 in order to prevent the spread of COVID - 19, which effectively stopped production and commercialization of cement until mid - May. This also resulted in higher costs from a lower dilution of fixed costs.

Fourth Quarter 2020 Earnings Release 17 Cash and Debt Position: Cash: Consolidated Cash (in millions of Soles S/) As of December 31, 2020 , the Company’s cash position was S/ 309 million (US$ 85.4 million). This balance includes certificates of deposit in the amount of S/ 286.2 million (US$ 79.1 million), distributed as follows: Certificates of deposits in Soles Bank Amount (S/) Interest Rate Initial Date Maturity Date Banco de Crédito del Perú S/ 50.0 2 . 80 % March 26, 2020 March 19, 2021 Banco de Crédito del Perú S/ 30.0 0 . 15 % December 18, 2020 January 07, 2021 Banco de Crédito del Perú S/ 100.0 0 . 15 % December 21, 2020 January 14, 2021 Banco de Crédito del Perú S/ 50.0 0 . 10 % December 30, 2020 January 07, 2021 Banco de Crédito del Perú S/ 6.0 0 . 05 % December 31, 2020 January 05, 2021 Banco BBVA S/ 5.0 0 . 01 % December 31, 2020 January 05, 2021 S/ 241.0 Bank Amount (USD) Interest Rate Initial Date Maturity Date Banco de Crédito del Perú USD 12.5 0.05% December 30, 2020 January 07, 2021 USD 12.5 Certificates of deposits in American Dollars The remaining balance of S/ 22.7 million (US$ 6.2 million) is held mainly in the Company’s bank accounts, o f which US$ 3.0 million are denominated in US dollars and the difference in Soles.

Fourth Quarter 2020 Earnings Release Projects 2020 Piura Plant 17 . 0 Pacasmayo Plant 16 . 9 Concrete and aggregates equipment 24 . 9 Rioja Plant 3 . 4 Others 0 . 5 Total 62 . 7 Debt Position: Consolidated Debt (in millions of Soles S/) Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest. Payments due by period Less than 1 year 1 - 3 Years 3 - 5 Years More than 5 Total Y e a r s Indebtedness Future interest payments Total 65 . 2 573 . 0 - 570 . 0 1 , 208 . 2 65 . 1 109 . 4 77 . 2 193 . 5 445 . 2 130.3 682.4 77.2 763.5 1,653.4 As of December 31 , 2020 , the Company’s tota l outstanding debt reached S/ 1 , 268 . 6 million (equivalent to US $ 350 . 1 million) . This debt is primarily composed by the outstanding part of the international bond issued in February 2013 , the two issuances of the local bond issued in January 2019 and short - term loans . As of December 31 , 2020 , the Company maintains cross currency swap hedging agreements for US $ 150 million in order to mitigate foreign exchange risks related to US dollar - denominated debt . The adjusted debt in soles considering the exchange rate of the cross currency swap hedging agreements amounts to S/ 1 , 208 . 2 million (equivalent to US $ 333 . 4 million) . As of December 31 , 2020 , Net Adjusted Debt/EBITDA 3 ratio was 2 . 9 times . This ratio has increased mainly due to decreased EBITDA as the stop in operations for more than 2 months had a significant impact on our operating income . However, we have already seen a significant improvement in EBITDA levels during the last two quarters and we expect this trend to continue, which will help to decrease this ratio . Capex Capex (in millions of Soles S/) As of December 31 , 2020 , the Company invested S/ 62 . 7 million (US $ 17 . 3 million), allocated to the following projects : 3 It is calculated by taking the Adjusted Debt in soles, according to the exchange rate set for the bonds in dollars, minus the consolidated cash, and this amount is divided by the cement EBITDA of the last 12 months. 18

Fourth Quarter 2020 Earnings Release 19 About Cementos Pacasmayo S . A . A . Cementos Pacasmayo S . A . A . is a cement company, located in the Northern region of Peru . In February 2012 , the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC" . With more than 60 years of operating history, the Company produces, distributes and sells cement and cement - related materials, such ready - mix concrete and precast materials . Pacasmayo’s products are primarily used in construction, which has been one of the fastest - growing segments of the Peruvian economy in recent years . The Company also produces and sells quicklime for use in mining operations . For more information, please visit : http : //www . cementospacasmayo . com . pe/ Note : The Company presented some figures converted from Soles to U . S . Dollars for comparison purposes . The exchange rate used to convert Soles to U . S . dollars was S/ 3 . 624 per US $ 1 . 00 , which was the average exchange rate, reported as of December 31 , 2020 by the Superintendencia de Banca, Seguros y AFP’s (SBS) . The information presented in U . S . dollars is for the convenience of the reader only . Certain figures included in this report have been subject to rounding adjustments . Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters . This press release may contain forward - looking statements . These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results . Also, certain reclassifications have been made to make figures comparable for the periods . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward - looking statements . Such statements reflect the current views of management and are subject to a number of risks and uncertainties . There is no guarantee that the expected events, trends or results will actually occur . The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors . Any changes in such assumptions or factors could cause actual results to differ materially from current expectations .

Fourth Quarter 2020 Earnings Release 20 Assets Current Assets A dic - 20 S/ (000) As of Dec - 19 S/ (000) Cash and cash equivalents 308 , 91 2 68 , 26 6 Trade and other receivables 84 , 41 2 120 , 53 0 Income tax prepayments 18 , 07 6 30 , 19 1 Inventories 460 , 61 0 519 , 00 4 Prepayments 5 , 72 9 10 , 33 9 Total current assets 877 , 73 9 748 , 33 0 Non - current assets As of dec - 20 S/ (000) As of Dec - 19 S/ (000) Trade and other receivables, net 5 , 21 5 4 , 68 1 Prepayments - 15 1 Financial Instruments designated at fair value through other comprehensive income 69 2 18 , 22 4 Other financial instruments 42 , 24 7 - Property, plant and equipment 2 , 014 , 50 8 2 , 100 , 68 2 Intangible assets 49 , 64 1 47 , 36 6 Goodwill 4 , 45 9 4 , 45 9 Defered income tax assets 15 , 61 8 7 , 41 9 Right of use assets 6 , 00 6 4 6 Other assets 15 9 20 0 Total non - current assets 2 , 138 , 54 5 2 , 183 , 22 8 Total assets 3 , 016 , 28 4 2 , 931 , 55 8 Liabilities and equity As of dec - 20 As of Dec - 19 Current liabilities S/ (000) S/ (000) Trade and other payables 187 , 87 6 235 , 38 4 Financial obligations 65 , 23 2 98 , 77 4 Obligations for leases 1 , 53 1 - Income tax 1 , 05 1 - Provisions 9 , 38 0 18 , 51 8 Total current liabilities 265 , 07 0 352 , 67 6 Non - current liabilities As of dec - 20 S/ (000) As of Dec - 19 S/ (000) Financial obligations 1 , 203 , 35 2 1 , 003 , 13 0 Other financial instruments - 1 , 30 2 Lease liabilities 5 , 10 2 5 7 Other non - current provisions 25 , 34 1 7 , 64 3 Deferred income tax liabilities 149 , 86 4 145 , 09 9 Total non - current liabilities 1 , 383 , 65 9 1 , 157 , 23 1 Total liabilities 1 , 648 , 72 9 1 , 509 , 90 7 Equity As of dec - 20 S/ (000) As of Dec - 19 S/ (000) Capital stock 423 , 86 8 423 , 86 8 Investment shares 40 , 27 9 40 , 27 9 Invenstment shares in treasury - 121 , 25 8 - 121 , 25 8 Additional capital 432 , 77 9 432 , 77 9 Legal reserve 168 , 63 6 168 , 63 6 Other accumulated comprehensive results - 33 , 37 8 - 19 , 85 3 Retained earnings 456 , 62 9 497 , 20 0 1 , 367 , 55 5 1 , 421 , 65 1 Total liabilities and equity 3 , 016 , 28 4 2 , 931 , 55 8 Consolidated statements of financial position As of December 31, 2020 and 2019

Fourth Quarter 2020 Earnings Release 4Q20 4Q19 2020 2019 S/ (000) S/ (000) S/ (000) S/ (000) Consolidated statements of profit or loss For the three and twelve - month periods ended December 31, 2020 and 2019 Revenue from contracts with customers 475 , 33 8 373 , 96 5 1 , 296 , 33 4 1 , 392 , 70 1 Cost of sales - 325 , 33 5 - 248 , 83 7 - 921 , 04 8 - 905 , 80 6 Gross profit 150 , 00 3 125 , 12 8 375 , 28 6 486 , 89 5 Operating income (expenses) Administrative expenses - 53 , 59 1 - 46 , 24 6 - 163 , 36 9 - 174 , 48 2 Selling and distribution expenses - 8 , 73 3 - 12 , 21 9 - 40 , 15 3 - 44 , 53 3 Other gain operating income, net 4 , 66 3 86 6 4 , 34 6 2 , 64 5 Total operating expenses , net - 57 , 66 1 - 57 , 59 9 - 199 , 17 6 - 216 , 37 0 Operating profit 92 , 34 2 67 , 52 9 176 , 11 0 270 , 52 5 Other income (expenses) Finance income 531 1 , 06 2 2 , 97 6 2 , 57 6 Finance costs - 21 , 70 9 - 19 , 24 6 - 88 , 69 4 - 77 , 98 6 Net income (loss) from liquidation of derivative financial instruments 336 - 1 , 97 1 5 , 33 7 - 1 , 49 1 Difference in currency exchange - 1 , 48 1 1 , 34 8 - 9 , 83 1 729 Total other expenses, net - 22 , 32 3 - 18 , 80 7 - 90 , 21 2 - 76 , 17 2 Profit before income tax 70 , 01 9 48 , 72 2 85 , 89 8 194 , 35 3 Income tax expense - 22 , 49 2 - 19 , 22 1 - 28 , 00 4 - 62 , 30 6 Profit for the period 47 , 52 7 29 , 50 1 57 , 89 4 132 , 04 7 Earning per share Basic and diluted for period atributable to equity holders of common shares and investment shares of the parent (S/ per share) 0 . 1 1 0 . 0 7 0 . 1 4 0 . 3 1 21

Fourth Quarter 2020 Earnings Release Balance as of January 1, 2018 423 , 86 8 40 , 27 9 - 119 , 00 5 432 , 77 9 160 , 68 6 - - 43 , 69 9 611 , 65 2 1 , 506 , 56 0 14 8 1 , 506 , 70 8 Net income - - - - - - - 76 , 69 9 76 , 69 9 - 1 , 55 3 75 , 14 6 Other comprehensive income - - - - - 4 , 00 2 27 , 75 1 - 31 , 75 3 - 31 , 75 3 Total comprehensive income - - - - - 4 , 00 2 27 , 75 1 76 , 69 9 108 , 45 2 - 1 , 55 3 106 , 89 9 Appropriation of legal reserve - - - - 7 , 67 0 - - - 7 , 67 0 - - - Contribution of non - controlling interest - - - - - - - - - 1 , 40 5 1 , 40 5 Dividend distribution - - - - - - - - 161 , 39 6 - 161 , 39 6 - - 161 , 39 6 Others - - - 2 , 25 3 - - - - - - 2 , 25 3 - - 2 , 25 3 Balance as of December 31, 2018 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 35 6 4 , 00 2 - 15 , 94 8 519 , 28 5 1 , 451 , 36 3 - 1 , 451 , 36 3 Changes in accounting policy - - - - - - - - 1 3 - 1 3 - - 1 3 Adjusted balance as of January 1, 2019 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 35 6 4 , 00 2 - 15 , 94 8 519 , 27 2 1 , 451 , 35 0 - 1 , 451 , 35 0 Net income - - - - - - - 132 , 04 7 132 , 04 7 - 132 , 04 7 Other comprehensive income - - - - - - 6 , 10 5 - 1 , 80 2 - - 7 , 90 7 - - 7 , 90 7 Total comprehensive income - - - - - - 6 , 10 5 - 1 , 80 2 132 , 04 7 124 , 14 0 - 124 , 14 0 Expired dividends - - - - 28 0 - - - 28 0 - 28 0 Dividend distribution - - - - - - - - 154 , 11 9 - 154 , 11 9 - - 154 , 11 9 Balance as of December 31, 2019 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 63 6 - 2 , 10 3 - 17 , 75 0 497 , 20 0 1 , 421 , 65 1 - 1 , 421 , 65 1 Net income - - - - - - - 57 , 89 4 57 , 89 4 - 57 , 89 4 Other comprehensive income - - - - - - 12 , 36 0 - 1 , 16 5 - - 13 , 52 5 - - 13 , 52 5 Total comprehensive income - - - - - - 12 , 36 0 - 1 , 16 5 57 , 89 4 44 , 36 9 - 44 , 36 9 Dividend distribution - - - - - - - - 98 , 46 5 - 98 , 46 5 - - 98 , 46 5 Balances as of December 31, 2020 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 63 6 - 14 , 46 3 - 18 , 91 5 456 , 62 9 1 , 367 , 55 5 - 1 , 367 , 55 5 Consolidated statements of changes in equity For the twelve - month periods ended December 31, 2020, 2019 and 2018 Capital stock S/ (000) shares S/ (000) S/ (000) Investment Treasury shares Additional paid - in capital S/ (000) Legal reserve S/ (000) Unrealized gain (loss) on financial instruments designated at fair value S/ (000) Unrealized gain (loss) on cash flow hedge S/(000) Re t a i n ed e a r n i ng s S/ (000) Total S/ (000) N on - c on t r o lli n g interests S/ (000) Total S/ (000) Attributable to equity holders of the parent